
February 4, 2025

Matthew Osberg
Chief Financial Officer
Apogee Enterprises, Inc.
4400 West 78th Street
Suite 520
Minneapolis, Minnesota 55435

> **Re: Apogee Enterprises, Inc.**
> **Form 10-K for the fiscal year ended March 3, 2024**
> **Filed April 26, 2024**
> **File No. 000-06365**

Dear Matthew Osberg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing